Form 144

1
a California News Tech
b 88-0417389
c 000-50762
d 529 Buchanan St.  San Francisco, CA 94102
e 415-205-1695

2
a Columbus S.M. LLC
b 91-1874718
c None
d 3415 Klamath Woods Place Concord, CA 94518

3
a Common
b ETRADE
c 5,000
d $10,000.00
e 2,789,000
f 10-01-05
g NASDAQ Over The Counter

Table 1 - Securities to be sold

Title of the class: Common
Date you aquired: 2004
Name of Acquisition Transaction: I.P.O. prospectus
Name of person from whom acquired: California News Tech
Amount of Securities Acquired: 5,000
Date of payment: 2004
Nature of Payment: Cash/Check

Date of Notice: 9,12,2005
Signature: John T. Arkoosh